UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

October 23, 2013

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3ASR (NO. 333-190038) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3ASR (No. 333-190038):

•                  $2,100,000 Annual AutoCallable Notes due October 21, 2016 Linked to the Lesser Performing Index of the EURO STOXX 50® Index and the FTSE® 100 Index

•                  US$26,930,000 Capped Fixed-to-Floating Rate Notes due October 23, 2018

•                  $4,825,000 Market Plus Enhanced Notes due November 4, 2014 Linked to the Performance of WTI Crude

•                  $30,000,000 Barclays Bank PLC Performance Securities Linked to the Russell 2000® Index due October 24, 2016

•                  $1,205,000 Trigger Phoenix Autocallable Optimization Securities linked to the common stock of Amgen Inc. due October 24, 2018

•                  $328,000 Trigger Phoenix Autocallable Optimization Securities linked to the common stock of Hess Corporation due October 24, 2018

•                  $3,190,700 Contingent Income Auto-Callable Securities due October 24, 2016 Based on the Performance of the Common Stock of Alcoa Inc.

•                  $8,883,570 Contingent Income Auto-Callable Securities due October 24, 2016 Based on the Performance of the Common Stock of Macy’s, Inc.

•                  $600,000 20.00% Exchangeable Notes due April 23, 2014 (Linked to the Common Stock of Questcor Pharmaceuticals, Inc.)

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: October 23, 2013	By:	/s/ Johnny Wu
Name: Johnny Wu
Title: Managing Director

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